Exhibit 12.1

	For the Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands)
Earnings
Loss from continuing operations before income taxes	$(90,722)	$(66,720)	$(69,949)	$(48,597)	$(57,308)
Fixed charges	438	509	2,795	2,420	2,341
Amount attributable to noncontrolling interest in Symphony Dynamo, Inc.	-	-	-	-	-
Earnings, as defined	$(90,284)	$(66,211)	$(67,154)	$(46,177)	$(54,967)

Fixed charges:
Interest expense	$(35)	$-	$2,351	$1,957	$1,654
Estimated interest component of rent expenses	473	509	444	463	687
Total fixed charges	$438	$509	$2,795	$2,420	$2,341
Preferred stock deemed dividend	-	8,469	-	-	-
Total fixed charges and preferred dividend	$438	$8,978	$2,795	$2,420	$2,341

Deficiency of earnings available to cover fixed charges and preferred stock dividends(1)	$(90,722)	(75,189)	(69,949)	(48,597)	(57,308)

(1): Adjusted earnings, as described above, were insufficient to cover fixed charges in each year.